Fisher & Paykel
Appliances Holdings
Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

06017829

SEC MAIL PROCESSING RECEIVED
OCT 2 6 2006
WASH, D.C. 213 SECTION

24 October 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] between 9 October and 20 October 2006.

Accordingly a copy of these documents are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

M D Richardson
Chief Financial Officer

Enclosures:
ASX – Substantial Security Holder Notice [lodged by The Capital Group Companies] dated 9 October 2006
ASX – Substantial Security Holder Notice [lodged by The Capital Group Companies] dated 13 October 2006
ASX/NZX – Advice of Date for Half Year Result

Regs. 4, 18, 19

SCHEDULE

[ ] Notice that a person has become a substantial security holder (section 20 (3))

[ ] Notice that a person has ceased to be a substantial security holder (section 21(3))

[X] Notice of a change in the number of voting securities which a substantial security holder has a relevant interest (section 21 (1))

[ ] Notice of a change in the nature of relevant interest held by a substantial shareholder (section 22)

1. Fisher & Paykel Appliances Holdings Ltd.
Name of public issuer

The Capital Group Companies, Inc.
Name of substanital security holder

333 South Hope St., Los Angeles, CA 90071
Address of substantial security holder

Vivien Tan
Contact Name for queries

(213) 615-0469
Telephone number

2. 22,036,175
Total number of voting securities of the public issuer in which a relevant interest is held

283,233,864
Total Number of voting securities issued by public issuer

7.7802%
Total Percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

3.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
N/A Number of voting securities in which a beneficial relevant interest is held	22,036,175 Number of voting securities of the class in which a non-beneficial relevant interest is held
 Percentage held at date of THIS notice	7.7802% Percentage held at date of THIS notice
 Percentage held at date of LAST notice (if any)	N/A Percentage held at date of LAST notice (if any)

4.

DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5. Name(s) of registered holder(s)	Please refer to attached schedule Name(s) of registered holder(s)
 Date(s) of transaction(s)	Both (b) and (c) Provision(s) of section 5
	N/A Date(s) of transaction(s)
7. Number of voting securities	N/A Number of voting securities
 Consideration (NZ$)	N/A Consideration (NZ$)

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation – forms part of this notice ______ [ ]

is not required to be filed ______ [X]

has already been filed with the notice dated ______ [ ]

9. | 1 | 26 January 2005 | N/A |
|---|---|---|
| Number of pages that accompany this notice (if any) | Date of last notice | Name(s) of any other person(s) who is (are) believed to have given or to be intending to give a substantial security holder a notice in relation to the securities in which this notice relates |

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorized to give this notice:

Signature (unless filed by electronic means other than facsimile)

Vivien Tan
Full name

09 October 2006
Date

Fisher Paykel Appliances Holdings Limited
Schedule of Holdings

Nominee Name	Shares Held
National Australian Bank LTD.	10,600,000
ANZ Nominees	11,436,175
Total Shares Held	**22,036,175**

(Securities Amendment Act 1998)

Substantial Security Holder Notice

[ ] Notice that a person has become a substantial security holder (section 20 (3))

[ ] Notice that a person has ceased to be a substantial security holder (section 21(3))

[X] Notice of a change in the number of voting securities which a substantial security holder has a relevant interest (section 21 (1))

[ ] Notice of a change in the nature of relevant interest held by a substantial shareholder (section 22)

1. Fisher & Paykel Appliances Holdings
Name of public issuer

The Capital Group Companies, Inc.
Name of substantial security holder

333 South Hope St., Los Angeles, CA 90071
Address of substantial security holder

Vivien Tan
Contact Name for queries

(213) 615-0469
Telephone number

2. 17,050,000
Total number of voting securities of the public issuer in which a relevant interest is held

283,233,864
Total Number of voting securities issued by public issuer

6.0198%
Total Percentage

Ordinary shares
Class of voting securities

1
Number of votes attached to each voting security in that class

3.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
N/A	17,050,000
Number of voting securities in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held
	6.0198%
Percentage held at date of THIS notice	Percentage held at date of THIS notice
	N/A
Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4.

DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5. Name(s) of registered holder(s):	Name(s) of registered holder(s): Please refer to attached schedule
6. Date(s) of transaction(s):	Provision(s) of section 5: Both (b) and (c); Date(s) of transaction(s): N/A
7. Number of voting securities: ; Consideration (NZ$):	Number of voting securities: N/A; Consideration (NZ$): N/A

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8. Relevant documentation – forms part of this notice [ ]

is not required to be filed [X]

has already been filed with the notice dated [ ]

9.

1	09 October 2006	N/A
Number of pages that accompany this notice (if any)	Date of last notice	Name(s) of any other person(s) who is (are) believed to have given or to be intending to give a substantial security holder a notice in relation to the securities in which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorized to give this notice:

______________	Vivien Tan	13 October 2006
Signature (unless filed by electronic means other than facsimile)	Full name	Date

Fisher Paykel Appliances Holdings Limited
Schedule of Holdings

Nominee Name	Shares Held
National Australian Bank LTD.	10,600,000
ANZ Nominees	6,450,000
Total Shares Held	17,050,000

View Announcement

Announcement

Headline FPA TO ANNOUNCE HALF YEAR RESULT ON 9 NOVEMBER

Announcement text

Fisher & Paykel Appliances Holdings Limited
FPA Stock Exchange Release - ASX / NZX 20 October 2006

FISHER & PAYKEL APPLIANCES TO ANNOUNCE HALF YEAR RESULT ON 9 NOVEMBER 2006

Fisher & Paykel Appliances Holdings Limited confirmed today that it will be releasing its financial result for the six months ended 30 September 2006 on Thursday 9 November 2006.

In conjunction with the release, Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the remainder of the financial year. The conference call is scheduled to begin at 2:00pm NZDT; 11:00am AEST; 12:00pm AEDT.

Individuals wishing to listen to the webcast can access the event at the Company's website www.fisherpaykel.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast.

To participate in the conference call, please dial in to one of the numbers below a few minutes prior to the scheduled call time and identify yourself to the operator:

New Zealand Toll Free 0800 449118
Australia Toll Free 1800 009696

An on-line archive of the broadcast will be available approximately 2 hours after the webcast and will be accessible for one week at +61 3 92214752; access code 094279.

M D Richardson
Company Secretary

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Date for Six Month Result	PDF file	12	

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Last 5 Released Announcement(s)

- FPA TO ANNOUNCE HALF YEAR RESULT ON 9 NOVEMBER *Released - 20 Oct 2006 at 02:36:27 PM*
- SSH Notice From The Capital Group Of Companies *Released - 17 Oct 2006 at 09:02:27 AM*
- SSH Notice From The Capital Group Of Companies *Released - 11 Oct 2006 at 09:11:14 AM*
- Notice of Issue of Securities *Released - 1 Sep 2006 at 10:54:10 AM*
- Ongoing Disclosure - M N McConnell *Released - 31 Aug 2006 at 09:29:11 AM*

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

FISHER & PAYKEL APPLIANCES TO ANNOUNCE HALF YEAR RESULT ON 9 NOVEMBER 2006

Fisher & Paykel Appliances Holdings Limited confirmed today that it will be releasing its financial result for the six months ended 30 September 2006 on **Thursday 9 November 2006**.

In conjunction with the release, Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the remainder of the financial year. The conference call is scheduled to begin at 2:00pm NZDT; 11:00am AEST; 12:00pm AEDT.

Individuals wishing to listen to the webcast can access the event at the Company's website www.fisherpaykel.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast.

To participate in the conference call, please dial in to one of the numbers below a few minutes prior to the scheduled call time and identify yourself to the operator:

New Zealand Toll Free	0800 449118
Australia Toll Free	1800 009696

An on-line archive of the broadcast will be available approximately 2 hours after the webcast and will be accessible for one week at +61 3 92214752; access code 094279.

M D Richardson
Company Secretary